October 22, 2013

Via Edgar submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Inessa Kessman

Re:	Spanish Broadcasting System

Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

File No. 000-27823

Dear Mrs. Kessman:

The following letter responds to the comments contained in the Staff’s letter dated September 23, 2013, regarding the Company’s above-referenced Form 10-K. For your convenience, we have repeated the Staff’s comments before each response. We would like to thank you in advance for your assistance with our compliance and enhancement to our disclosure requirements in our future filings.

Form 10-K for the Year Ended December 31, 2012

Liquidity and Capital Resources, page 58

1.	It appears based on your disclosure in your Form 8-K filed on August 14, 2013, that your secured leverage ratio was above 4.75. As such, please clearly disclose if this ratio has caused the interest rate on your 12.5% senior secured notes to increase. Also, based on your disclosure on pages 89-90, it is unclear to us whether you were in compliance with your financial debt covenants. Please clarify your disclosure. Provide us with your proposed future disclosure.

Response:

In future filings, we will revise our disclosure in response to the Staff’s comment. We incorporated how we propose to revise our disclosure in the following excerpt:

Spanish Broadcasting System, Inc.

October 22, 2013

12.5% senior secured notes due 2017

On February 7, 2012 we closed our offering of $275 million in aggregate principal amount of 12.5% senior secured notes due 2017 (the “Notes”) at an issue price of 97% of the principal amount. The Notes were offered solely by means of a private placement either to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act, or to certain persons outside the United States pursuant to Regulation S under the Securities Act. We used the net proceeds from the offering, together with some cash on hand, to repay and terminate the senior credit facility term loan, and to pay the transaction costs related to the offering.

Interest— The Notes accrue interest at a rate of 12.5% per year. Interest on the Notes is paid semi-annually on each April 15 and October 15, commencing on April 15, 2012. After April 15, 2013, interest will accrue at a rate of 12.5% per annum on (i) the original amount of the Notes plus (ii) any Additional Interest (as defined below) payable but unpaid in any prior interest period, payable in cash on each interest payment date. Further, beginning on the interest payment date occurring on April 15, 2013, additional interest will be payable at a rate of 2.00% per annum (the “Additional Interest”) on (i) the original principal amount of the Notes plus (ii) any amount of Additional Interest payable but unpaid in any prior interest period, to be paid in cash, at our election, (x) on the applicable interest payment date or (y) on the earliest of the maturity date of the Notes, any acceleration of the Notes and any redemption of the Notes; provided that no Additional Interest will be payable on any interest payment date if, for the applicable fiscal period, either (a) we record positive consolidated station operating income for our television segment or (b) our secured leverage ratio on a consolidated basis is less than 4.75 to 1.00.

The Additional Interest applicable fiscal periods are as follows:

(1)	Six-months ended December 31, 2012 or as of December 31, 2012

(2)	Last twelve months ended June 30, 2013 or as of June 30, 2013

(3)	Last twelve months ended December 31, 2013 or as of December 31, 2013

(4)	Last twelve months ended June 30, 2014 or as of June 30, 2014

(5)	Last twelve months ended December 31, 2014 or as of December 31, 2014

(6)	Last twelve months ended June 30, 2015 or as of June 30, 2015

(7)	Last twelve months ended December 31, 2015 or as of December 31, 2015

(8)	Last twelve months ended June 30, 2016 or as of June 30, 2016

(9)	Last twelve months ended December 31, 2016 or as of December 31, 2016

Although our secured leverage ratio as of December 31, 2012 and June 30, 2013 was greater than 4.75 to 1.00, we recorded positive consolidated station operating income for our television segment for the six-months ended December 31, 2012 and the last twelve months ended June 30, 2013. Therefore, during the periods ending December 31, 2012 and June 30, 2013 no Additional Interest was incurred and/or payable.

Spanish Broadcasting System, Inc.

October 22, 2013

Collateral and Ranking—The Notes and the guarantees are secured on a first-priority basis by a security interest in certain of the Company’s and the guarantors’ existing and future tangible and intangible assets (other than “Excluded Assets” (as defined in the Indenture)). The Notes and the guarantees are structurally subordinated to the obligations of our non-guarantor subsidiaries. The Notes and guarantees are senior to all of the Company’s and the guarantors’ existing and future unsecured indebtedness to the extent of the value of the collateral.

The Indenture permits us, under specified circumstances, to incur additional debt in the future. The amount of such debt is limited by the covenants contained in the Indenture.

The Notes are senior secured obligations of the Company that rank equally with all of our existing and future senior indebtedness and senior to all of our existing and future subordinated indebtedness. Subject to certain exceptions, the Notes are fully and unconditionally guaranteed by each of our existing and future wholly-owned domestic subsidiaries (which excludes (i) our existing and future subsidiaries formed in Puerto Rico (the “Puerto Rican Subsidiaries”), (ii) our future subsidiaries formed under the laws of foreign jurisdictions and (iii) our existing and future subsidiaries, whether domestic or foreign, of the Puerto Rican Subsidiaries or foreign subsidiaries) and our other domestic subsidiaries that guarantee certain of our other debt. The Notes and guarantees are structurally subordinated to all existing and future liabilities (including trade payables) of our non-guarantor subsidiaries.

Covenants and Other Matters—The Indenture governing the Notes contains covenants that, among other things, limit our ability and the ability of the guarantors to:

•	incur or guarantee additional indebtedness;

•	pay dividends and make other restricted payments;

•	incur restrictions on the payment of dividends or other distributions from our restricted subsidiaries;

•	engage in sale-lease back transactions;

•	enter into new lines of business;

•	make certain payments to holders of notes that consent to amendments to the indenture governing the notes without paying such amounts to all holders of notes;

•	create or incur certain liens;

•	make certain investments and acquisitions;

•	transfer or sell assets;

•	engage in transactions with affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

Spanish Broadcasting System, Inc.

October 22, 2013

The Indenture contains certain customary representations and warranties, affirmative covenants and events of default which could, subject to certain conditions, cause the Notes to become immediately due and payable, including, but not limited to, the failure to make premium or interest payments; failure by the Company to accept and pay for Notes tendered when and as required by the change of control and asset sale provisions of the Indenture; failure to comply with certain covenants in the Indenture; failure to comply with certain agreements in the Indenture for a period of 60 days following notice by the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding; failure to pay any debt within any applicable grace period after the final maturity or acceleration of such debt by the holders thereof because of a default, if the total amount of such debt unpaid or accelerated exceeds $15 million; failure to pay final judgments entered by a court or courts of competent jurisdiction aggregating $15 million or more (excluding amounts covered by insurance), which judgments are not paid, discharged or stayed, for a period of 60 days; and certain events of bankruptcy or insolvency.

As of December 31, 2012 and June 30, 2013, we are in compliance with all of our covenants under our Indenture.

Critical Accounting Policies, page 63

Accounting for Indefinite-Lived Intangible Assets and Goodwill, page 64

2.	We note that your FCC broadcasting licenses are over 69% of total assets as of December 31, 2012. We also note that as of December 31, 2012, the fair value of your FCC broadcasting licenses exceeded their carrying values by only 9%, 11%, 2%, and 2% for Market 1, 3, 5, and 6 respectively. It is unclear whether those market clusters carry significant license balances. Please disclose the carrying value of each market cluster that is at risk of impairment. In addition, disclose how you considered interim impairment testing during 2013 for the licenses at risk of impairment. Provide us with your proposed future disclosure.

Response:

In future filings, we will revise our disclosure in response to the Staff’s comment. Please note that rather than presenting the percentage separately for each unit of accounting, management’s opinion is that the table below in summary form is more meaningful to the reader in assessing the recoverability of the broadcasting licenses. In addition, the units of accounting are not disclosed with the specific market name as such disclosure could put the Company at a competitive disadvantage. We incorporated how we propose to revise our disclosure in the following excerpt:

Accounting for Indefinite-Lived Intangible Assets and Goodwill

Our indefinite-lived intangible assets consist of FCC broadcasting licenses. FCC broadcasting licenses are granted to stations for up to eight years under the Telecommunications Act of 1996 (the Act). The Act requires the FCC to renew a broadcast license if: (i) it finds that the station has served the public interest, convenience and necessity; (ii) there have been no serious violations of either the Communications Act of 1934 or the FCC’s rules and regulations by the licensee; and (iii) there have been no other serious violations, which taken together, constitute a pattern of abuse. We intend to renew our licenses indefinitely and evidence supports our ability to do so. Historically, there has been no material challenge to our license renewals. In addition, the technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future.

Spanish Broadcasting System, Inc.

October 22, 2013

In accordance with FASB ASC Topic 350, Intangibles – Goodwill and Other (ASC 350), we do not amortize our FCC broadcasting licenses. We must conduct impairment testing at least annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, and charge to operations an impairment expense only in the periods in which the recorded value of these assets is more than their fair value. ~~We test these indefinite-lived intangible assets for impairment at least annually or when an event occurs that may indicate that impairment may have occurred.~~ We test our FCC broadcasting licenses for impairment at the market cluster level. We apply the guidance of FASB ASC Topic 350-30-35, Unit of Accounting for Purposes of Testing for Impairment of Intangible Assets Not Subject to Amortization, to certain of our FCC broadcasting licenses, if their market operations are consolidated.

Our valuations principally use the discounted cash flow methodology. This income approach consists of a quantitative model, which assumes the FCC broadcasting licenses are acquired and operated by a third-party. The valuation method used is based on the premise that the only asset that the unbuilt start-up station would possess is the FCC broadcasting license. The valuation method isolates the income attributable to a FCC broadcasting license by modeling a hypothetical greenfield build-up to a normalized enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for as part of the build-up process. Consequently, the resulting accretion in value is solely attributed to the FCC broadcasting license.

In the discounted cash flow projections, a period of ten years was determined to be an appropriate time horizon for the analysis. The yearly streams of cash flows are adjusted to present value using an after-tax discount rate calculated for the broadcast industry as of December 31 of each year. A risk premium is added to this base rate, in order to reflect the uncertainty associated with a start-up operation. Additionally, it is necessary to project the terminal value at the end of the ten-year projection period. The terminal value represents the hypothetical value of the licenses at the end of a ten-year period. An estimated amount of taxes are deducted from the assumed terminal value, which accordingly is discounted to net present value.

The key assumptions incorporated in the discounted cash flow model are market revenue projections, market revenue share projections, anticipated operating profit margins and risk adjusted discount rates. These assumptions vary based on the market size, type of broadcast of signal, media competition and audience share. These assumptions primarily reflect industry norms for similar stations/broadcast signals, as well as historical performance and trends of the markets. In the preparation of the FCC broadcasting license appraisals, estimates and assumptions are made that affect the valuation of the intangible asset. These estimates and assumptions could differ from actual results and could have a material impact on our financial statements in the future.

Spanish Broadcasting System, Inc.

October 22, 2013

The key assumptions for the respective markets are further described as follows:

Market Revenue Projections. Revenues are based on estimates of market revenues gathered from various third-party sources. Total market revenues for 2013 were determined based on this data and market revenues were forecast over the 10-year projection period to reflect the expected long-term growth rates for the broadcast industry and each market. Over the 10-year projection period, revenue growth rates have been projected to return to growth rates equal to the expected long-term growth rate in each market. The long-term growth rates have been estimated based on historical and expected performance in each market. In determining revenue growth rates in each market, revenue growth forecasts from various industry analysts are reviewed and analyzed.

Market Revenue Share Projections. Market revenue share projections are based upon the most recent average adjusted audience share for comparable stations operating in each market. This assumption is not specific to the performance of our stations and is predicated on the expectation that a new entrant into the market could reasonably be expected to perform at a level similar to the average competitor, assuming that competitor had similar technical facilities.

Anticipated Operating Profit Margins. Operating profits are defined as profit before interest, depreciation and amortization, income tax, and corporate allocation charges. Operating profits are then divided by broadcast revenues, net of agency and representative commissions, to compute the operating profit margin. Operating profit margins for each station are projected based upon industry operating margin norms, which reflect market size and station type. In determining operating profit margins in each market, third-party information is utilized. This assumption is not specific to the performance of our stations and is predicated on the expectation that a new entrant into the market could reasonably be expected to perform at a level similar to a typical competitor.

Risk Adjusted Discount Rates. Discount rates of 10.5% for radio licenses and 11.0% for television licenses were used to calculate the present value of the net after-tax cash flows. The discount rates are based on an after-tax rate determined using the weighted average cost of capital model as of December 31, 2012. The discount rates are not specific to us or to the stations, but are based upon the expected rates that would be used by a typical market participant, which include a risk premium.

These key assumptions are subject to such factors as: overall advertising demand, station listenership and viewership, audience tastes, technology, fluctuation in preferred advertising media and the estimated cost of capital. Since a number of factors may influence the determination of the fair value of our FCC broadcasting licenses, we are unable to predict whether impairments will occur in the future. Any significant change in these factors will result in a modification of the key assumptions, which may result in an impairment.

For example, changes in the discount rates will significantly impact our impairment testing. We note that a 100 basis point increase in the discount rates would result in an impairment of $11.3 million.

Spanish Broadcasting System, Inc.

October 22, 2013

~~As of December 31, 2012, the percentage by which the fair value of our FCC broadcasting licenses exceeded (or equaled) their carrying values were as follows:~~

~~Market 1~~	~~9%~~
~~Market 2~~	~~39%~~
~~Market 3~~	~~11%~~
~~Market 4~~	~~41%~~
~~Market 5~~	~~2%~~
~~Market 6~~	~~2%~~
~~Market 7~~	~~38%~~
~~Market 8~~	~~21%~~

The table below presents the percentage, within a range, by which the fair value of our broadcasting licenses exceeded their carrying value as of December 31, 2012 for 8 units of accounting (i.e. markets).

	Percentage Range by which the Fair Value Exceeds the Carrying Value for the Units of Accounting as of December 31, 2012
		Greater than	Greater than
	0% to 5%	5% to 15%	15%
Number of units of accounting	2	2	4
Carrying value (in thousands)	$40,406.6	$115,168.6	$167,479.8

As a result of the annual fourth quarter 2012 impairment test of our broadcasting licenses, there were two units of accounting where the fair value exceeded their carrying value by 5% or less as of December 31, 2012. In aggregate, these two units of accounting have a carrying value of $40.4 million and represent 8.6% of our total assets.

In addition to conducting our annual impairment testing, at each interim reporting period we performed a qualitative assessment for each unit of accounting for triggering events that could have indicated an impairment to our FCC broadcasting licenses. In this assessment, we considered the qualitative factors that are outlined in FASB ASC 350-30-35-18B, which include, but are not limited to, the state of the economy, advertising demand, market conditions, broadcasting industry future growth rates, regulatory matters and technology. During the years ended December 31, 2012 and 2011, we determined that there were no impairments of our FCC broadcasting licenses.

disclosure continues…

Spanish Broadcasting System, Inc.

October 22, 2013

Additional Information Requested

Please note that during the 2013 interim periods we have performed qualitative assessments for each unit of accounting for triggering events that could have indicated an impairment to our FCC broadcasting licenses; which include the two units of accounting (i.e. markets) where the fair value exceeded their carrying value by 5% or less as of December 31, 2012.

Specifically, for these two markets we reviewed cost factors, financial performance, industry and market conditions, and macroeconomic conditions during 2013. In addition, we also consulted with its third-party broadcasting valuation expert, which helps management perform our detailed annual testing, to ensure that the key assumptions used in the annual testing have not materially changed in 2013. After reviewing various factors and information and consulting with our third-party broadcasting valuation expert, we assessed that there were no material triggering events during the 1st and 2nd quarter of 2013.

Additional Disclosures to be Included in our Interim Reports under Item 2

During the 1st and 2nd quarters ended 2013, we did not have any material changes in our estimates and assumptions to our Critical Accounting Policies, which were disclosed in our Annual Report on Form 10-K. Therefore, these Critical Accounting Policies were not updated and/or presented in our Form 10-Qs for those respective periods.

To clarify and document that there were no material changes, going forward we will be including the following section in Item 2 of our Form 10-Q.

“Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.

Our critical accounting policies are described in Item 7 of our annual report on Form 10-K for the year ended December 31, 2012. There have been no material changes to our critical accounting policies during the second quarter of 2013.”

Spanish Broadcasting System, Inc.

October 22, 2013

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at (305) 441-6901.

Very truly yours,

/s/ Joseph A. Garcia
Chief Financial Officer, Chief Administrative Officer, Senior Executive Vice President and Secretary